EXHIBIT 99.1

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

Press Contact:

SSPR – Erin O’Connor
eoconnor@sspr.com
847.415.9320

Lifeway Foods Announces Record Results for First Quarter Fiscal 2011

Full First Quarter 2010 Sales Grew 19% to $19 Million

Operating Income Increases 19% to $3.3 Million

Company Launches Frozen Kefir

Morton Grove, IL—May 12, 2011—Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, announced today results for three months ended March 31, 2011.

First quarter of 2011 sales increased 19% to $19.0 million compared to $16.0 million for the first quarter of 2010.  This increase is primarily attributable to increased sales and growing awareness of benefits of Lifeway’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids, and the successful introduction of new product lines such as Bio Kefir™.  In the first quarter of 2011 the Company had one less Friday based on the Thursday calendar end date of the March 31, 2011 quarter compared to the same period in 2010, which had a full thirteen ship weeks.  The Company ships 60 to 70% of their weekly product shipments on the Friday of each week and records revenue based on ship date.

Gross profit for the first quarter of 2011 increased 14% to $7.3 million, compared to $6.4 million in the first quarter of the prior year. The Company's gross profit margin decreased 100 basis points to 42% in the first quarter versus 43% in the first quarter of 2010. Gross profit was impacted by increased prices of transportation and other petroleum based production supplies, partially offset by the decreased price of conventional milk, the Company’s largest raw material.  The cost of milk was approximately 5% lower in the first quarter of 2011 compared to the same period in 2010.  Beginning January 1, 2011, the USDA reclassified Kefir drinks as a class 2 product, and therefore the milk used to produce Kefir historically carried approximately a 10% lower price per pound compared to the existing Class 1 fluid milk level.

Operating expenses as a percentage of net sales were approximately 23.2% during the first quarter of 2011 compared to approximately 24.6% during the same period in 2010.   Advertising costs were approximately $4.0 million during the first quarter of 2011 compared to approximately $3.1 million for the same period in 2010.  The Company continues to expect advertising expense to be approximately 9- 10% of sales in coming quarters as they increase their marketing initiatives.

Operating income increased 19% to $3.3 million in the first quarter of 2011 compared to $2.7 million in the same period last year.  As a percent of net sales operating income increased 40 basis points to 18.9% compared to 18.5% in the first quarter of 2010.

Total income before taxes increased by $539,551, or approximately 20%, to $3.2 million during the first quarter of 2011 from $2.7 million during the same period in 2010.

Provision for income taxes was $1.3 million or a 40% effective tax rate during the first quarter in 2011 compared to $0.9 million or a 34% effective tax rate during the same period in 2010.

The Company reported net income of $1.9 million or earnings of $0.12 per diluted share compared to net income of $1.8 million or earnings of $0.11 per diluted share in the first quarter of 2010.

Net cash provided by operating activities was $1.2 million during the three months ended March 31, 2011 which is an increase of $54,854 when compared to the same period in 2010.  This increase is primarily attributable to a decrease in deferred income taxes and accounts receivable.

The Company had a net increase in cash and cash equivalents of $1.4 million during the first quarter of 2011 compared to the same period in 2010.  The Company had cash and cash equivalents of $2.1 million as of March 31, 2011 compared with cash and cash equivalents of $0.7 million as of March 31, 2010.

Julie Smolyansky, CEO of Lifeway Foods, Inc. commented, “We are extremely pleased with Kefir’s expanding consumer awareness as our increased marketing initiatives enabled us to report accelerated sales growth of 20% in the first quarter of 2011.  As we celebrate our 25th anniversary we believe Lifeway is well positioned to see tremendous future growth opportunities.”

Smolyansky continued, “We are excited about our new Lifeway Frozen Kefir which began shipping in mid April and will result in incremental sales growth.  Going forward, we continue to expect 2011 to be a year of record sales and profitability.”

Conference Call
The Company will host a conference call to discuss these results with additional comments and details.
The conference call is scheduled to begin today at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through May 26, 2011.  In addition, listeners may dial 877-407-9039 in North America, and international listeners may dial 201-689-8470. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer.

For more information about Lifeway Kefir, please visit http://www.lifewaykefir.com.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir

Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir

Flickr: http://www.flickr.com/photos/Lifeway_Kefir

YouTube: http://www.youtube.com/user/lifewaykefir

About Lifeway Foods

Lifeway Foods, Inc. (NASDAQ:LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the fifth consecutive year, is America's leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. While most regular yogurt contains only two or three of these "friendly" cultures, Lifeway Kefir products offer greater nutritional benefits and support a healthier life. Lifeway produces various different flavors of its drinkable Kefir and Organic Kefir beverage, and recently introduced a series of innovative new products such as a children's line of Organic Kefir called ProBugs™ with a no-spill pouch and kid-friendly flavors like Goo Berry Pie and Strawnana Split. In addition to its line of Kefir products, the company produces a variety of probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores.

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three Months Ended December 31, 2011 and 2010 (Unaudited)

	(Unaudited)
	March 31
	2011		2010

Sales	$19,047,266		$15,964,159
Less: discounts and allowances	(1,743,363)		(1,075,013)
Net Sales	17,303,903	17,303,903	14,889,146	14,889,146

Cost of goods sold		9,651,271		8,076,612
Depreciation expense		376,514		403,375

Total cost of goods sold		10,027,785		8,479,987

Gross profit		7,276,118		6,409,159

Selling expenses		2,221,808		1,994,847
General and administrative		1,592,729		1,490,157
Amortization expense		195,959		175,760

Total Operating Expenses		4,010,496		3,660,764

Income from operations		3,265,622		2,748,395

Other income (expense):
Interest and dividend income		17,593		54,508
Rental income		---		1,235
Interest expense		(62,130)		(95,942)
Loss on disposition of equipment		---		---
Gain (loss) on sale of investments, net		(2,597)		(29,259)
Total other income (expense)		(47,134)		(69,458)

Income before provision for
income taxes		3,218,488		2,678,937

Provision for income taxes		1,292,717		910,248

Net income		$1,925,771		$1,768,689

Basic and diluted earnings
per common share		0.12		0.11

Weighted average number of
shares outstanding		16,489,954		16,761,774

COMPREHENSIVE INCOME

Net income		$1,925,771		$1,768,689

Other comprehensive income
(loss), net of tax:
Unrealized gains (losses) on
investments (net of tax)		73,325		46,143
Less reclassification adjustment
for (gains) losses included in
net income (net of taxes)		---		17,175

Comprehensive income		$1,999,096		$1,832,007

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Statement of Cash Flow
For the Three Months Ended December 31, 2011 and 2010 (Unaudited)

	March 31,
	2011	2010

Cash flows from operating activities:
Net income	$1,925,771	$1,768,689
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	572,473	579,135
(Gain) Loss on sale of investments, net	2,597	29,259
Loss on disposition of assets	---	---
Deferred income taxes	(144,039)	(222,915)
Treasury stock issued for compensation	---	31,159
Increase (Decrease) in allowance for doubtful accounts	20,000	---
(Increase) Decrease in operating assets:
Accounts receivable	(1,573,284)	(1,726,610)
Other receivables	29,801	677
Inventories	(766,680)	(572,849)
Refundable income taxes	906,748	832,063
Prepaid expenses and other current assets	63,635	2,250
Increase (decrease) in operating liabilities:
Accounts payable	(402,392)	352,627
Accrued expenses	86,382	22,919
Income taxes	430,246	---
Net cash provided by operating activities	1,151,258	1,096,404
	54,854
Cash flows from investing activities:
Purchases of investments	(452,409)	(356,498)
Proceeds from sale of investments	234,388	531,455
Proceeds from redemption of certificates of deposit	---
Purchases of property and equipment	(353,455)	(603,015)
Acquisition of the assets of First Juice	---	---
Net cash provided (used) in investing activities	(571,476)	(428,058)
	249,560
Cash flows from financing activities:
Proceeds of note payable	---	---
Checks written in excess of bank balances	(274,137)	190,482
Purchases of treasury stock	(846,290)	(340,105)
Repayment of notes payable	(613,503)	(496,953)
Net cash (used in) provided by in financing activities	(1,733,930)	(646,576)

Net increase (decrease) in cash and cash equivalents	(1,154,148)	21,770

Cash and cash equivalents at the beginning of the period	3,229,939	630,407

Cash and cash equivalents at the end of the period	$2,075,791	$652,177